Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months ended				For the three months ended
	September 30,		September 30,		September 30,		September 30,
	2008		2007		2008		2007

Income before Taxes & Cumulative Effect of Change
In Accounting Principle	$14,727		$(30,123)		$(18,493)		$(55,011)
Plus: Fixed Charges
Interest expense
Deposits	117,403		144,052		37,235		51,223
Other	75,021		127,779		18,370		42,887

Total	192,424		271,831		55,605		94,110

Rent Expense	3,367		2,682		1,172		909

Total Fixed Charges	195,791		274,513		56,777		95,019

Earnings	$210,518		$244,390		$38,284		$40,008

Ratio of Earnings to fixed charges
Including interest on deposits	1.08	x	0.89	x	0.67	x	0.42	x
Excluding interest on deposits	1.19	x	0.77	x	0.05	x	-0.26	x

Fixed charges	195,791		274,513		56,777		95,019

Earnings to fixed charges and preferred stock dividend
Including interest on deposits	1.08	x	0.89	x	0.67	x	0.42	x
Excluding interest on deposits	1.19	x	0.77	x	0.05	x	-0.26	x